UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of June 2017
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and six months ended June 30, 2017.

2.	Management’s Discussion and Analysis for the three and six months ended June 30, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: August 2, 2017

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017
(Expressed in thousands of Canadian Dollars)
(Unaudited)

NORTH AMERICAN ENERGY PARTNERS INC.

Strength In Adversity

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2017	December 31, 2016
Assets
Current assets
Cash	$34,585	$13,666
Accounts receivable	22,986	40,080
Unbilled revenue	18,082	15,965
Inventories	2,892	3,437
Prepaid expenses and deposits	2,344	1,551
Assets held for sale	310	247
	81,199	74,946
Plant and equipment (net of accumulated depreciation of $208,775, December 31, 2016 – $204,860)	273,411	256,452
Other assets	4,472	4,876
Deferred tax assets	11,703	13,807
Total assets	$370,785	$350,081
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$32,601	$29,551
Accrued liabilities	7,830	11,175
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	771	1,071
Current portion of capital lease obligation	30,126	24,062
Current portion of long-term debt (note 5(a))	4,198	8,169
	75,526	74,028
Long-term debt (note 5(a))	56,057	31,266
Capital lease obligation	38,813	37,338
Other long-term obligations	9,310	8,274
Deferred tax liabilities	39,441	40,221
	219,147	191,127
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2017 – 29,551,292 (December 31, 2016 – 30,518,907)) (note 8(a))	243,783	252,633
Treasury shares (June 30, 2017 - 2,695,626 (December 31, 2016 - 2,213,247)) (note 8(a))	(12,596)	(9,294)
Additional paid-in capital	48,453	45,915
Deficit	(128,002)	(130,300)
	151,638	158,954
Total liabilities and shareholders’ equity	$370,785	$350,081
Subsequent events (note 5(b))
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive (Loss) Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenue	$47,624	$24,244	$140,466	$102,757
Project costs	21,990	8,136	51,197	33,086
Equipment costs	18,720	8,444	44,775	29,309
Depreciation	8,073	5,528	22,631	19,787
Gross (loss) profit	(1,159)	2,136	21,863	20,575
General and administrative expenses	5,335	6,665	13,410	13,986
Loss on disposal of plant and equipment	5	43	219	156
Gain on disposal of assets held for sale	(115)	(40)	(183)	(163)
Amortization of intangible assets	206	734	558	1,149
Operating (loss) income before the undernoted	(6,590)	(5,266)	7,859	5,447
Interest expense, net (note 7)	1,758	1,581	3,124	3,237
Foreign exchange loss (gain)	15	(38)	12	—
(Loss) income before income taxes	(8,363)	(6,809)	4,723	2,210
Income tax (benefit) expense
Deferred	(2,163)	(1,883)	1,324	722
Net (loss) income and comprehensive (loss) income	(6,200)	(4,926)	3,399	1,488
Per share information
Net (loss) income - basic (note 8(b))	$(0.23)	$(0.16)	$0.12	$0.05
Net (loss) income - diluted (note 8(b))	$(0.23)	$(0.16)	$0.11	$0.05
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$171,618
Net income	—	—	—	1,488	1,488
Exercised options	41	—	(16)	—	25
Stock-based compensation	—	62	1,128	—	1,190
Dividends ($0.04 per share)	—	—	—	(1,231)	(1,231)
Share purchase program	(14,121)	—	9,021	—	(5,100)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(1,993)	—	—	(1,993)
Balance at June 30, 2016	$261,440	$(7,891)	$39,660	$(127,212)	$165,997

Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954
Net income	—	—	—	3,399	3,399
Exercised options	910	—	(364)	—	546
Stock-based compensation	—	299	613	—	912
Dividends (note 8(d)) ($0.04 per share)	—	—	—	(1,101)	(1,101)
Share Purchase Program (note 8(c))	(9,760)	—	2,289	—	(7,471)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 8(a))	—	(3,601)	—	—	(3,601)
Balance at June 30, 2017	$243,783	$(12,596)	$48,453	$(128,002)	$151,638
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Cash provided by (used in):
Operating activities:
Net (loss) income	$(6,200)	$(4,926)	$3,399	$1,488
Adjustments to reconcile to net cash from operating activities:
Depreciation	8,073	5,528	22,631	19,787
Amortization of intangible assets	206	734	558	1,149
Amortization of deferred financing costs (note 7)	131	244	213	356
Loss on disposal of plant and equipment	5	43	219	156
Gain on disposal of assets held for sale	(115)	(40)	(183)	(163)
Stock-based compensation expense	391	1,760	2,449	2,757
Cash settlement of stock-based compensation	—	(1,021)	—	(1,021)
Other adjustments to cash from operating activities	50	24	76	49
Deferred income tax (benefit) expense	(2,163)	(1,883)	1,324	722
Net changes in non-cash working capital (note 9(b))	19,325	7,518	14,104	2,727
	19,703	7,981	44,790	28,007
Investing activities:
Purchase of plant and equipment	(7,010)	(1,399)	(26,473)	(5,323)
Additions to intangible assets	(25)	(54)	(25)	(162)
Issuance of loan to partnership	(256)	—	(256)	—
Investment in partnership (note 4)	(1,177)	—	(1,177)	—
Proceeds on disposal of plant and equipment	58	4,516	9,523	4,550
Proceeds on disposal of assets held for sale	1,125	93	1,335	486
	(7,285)	3,156	(17,073)	(449)
Financing activities:
Repayment of Credit Facility	(5,670)	(2,749)	(17,741)	(3,820)
Increase in Credit Facility	—	7,000	—	7,000
Issuance of Convertible Debentures	—	—	40,000	—
Financing costs	8	(33)	(2,213)	(25)
Redemption of Series 1 Debentures	—	(9,927)	—	(9,927)
Proceeds from options exercised	251	25	546	25
Dividend payments	(559)	(634)	(1,128)	(634)
Share purchase program (note 8(c))	(7,471)	(2,929)	(7,471)	(5,100)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 8(a))	(530)	(1,336)	(4,074)	(1,993)
Repayment of capital lease obligations	(7,884)	(5,853)	(14,717)	(12,709)
	(21,855)	(16,436)	(6,798)	(27,183)
(Decrease) increase in cash	(9,437)	(5,299)	20,919	375
Cash, beginning of period	44,022	38,025	13,666	32,351
Cash, end of period	$34,585	$32,726	$34,585	$32,726
Supplemental cash flow information (note 9(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2016.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work in the Company's operating regions while the Company's civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. The Company's mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
For the second quarter of the prior year, beyond the typical revenue decline from spring break-up, on May 3, 2016, the Company was forced to temporarily shutdown its operations in the oil sands due to a large wildfire that was threatening the region and triggered an evacuation of the town of Fort McMurray. The wildfire and related evacuation caused most oil sands producers to curtail operations or initiate a shutdown of their site and processing operations due to the approaching fire, poor air quality in the region and a focus on ensuring the safety of their workers and their displaced families. The Company's return to full summer operating activity was limited by its customers' operational restart progress which extended beyond the second quarter into the third quarter of fiscal 2016.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Inventory
In July 2015, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This standard was adopted January 1, 2017 and the adoption did not have a material effect on the Company's consolidated financial statements.

5

NOA

ii) Accounting Changes and Error Corrections
In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323) to enhance disclosures of new accounting standards, including a comparison to current accounting policies, and the progress status of implementation. This ASU applies to ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU 2016-03, Financial Instruments - Credit Losses (Topic 326). This standard was effective upon issuance and has been adopted by the Company. The adoption did not have a material effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
i) Revenue from Contracts with Customers
In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related ASUs which provide guidance that requires an entity to recognize revenue in accordance with a five-step model. Topic 606 will replace nearly all existing US GAAP revenue guidance, including industry-specific requirements, with a single comprehensive standard and significantly expands the disclosure requirements for revenue arrangements. The model is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the total consideration to which the entity expects to be entitled, during the term of the contract, in exchange for those goods or services. The new standard, as amended, will be effective for the Company for interim and annual reporting periods commencing January 1, 2018.
The standard allows the use of either a full retrospective transition method, in which case the standard would be applied to each prior reporting period presented, or a modified cumulative effect retrospective transition method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application with disclosure of results under the new and old standards for the first year of adoption. The Company is evaluating both methods of adoption as it works through its analysis.
The Company continues to evaluate the impact of adopting the standard on its financial reporting and disclosures through its change management plan which guides the adoption of the standard. The Company has identified existing customer contracts that are within the scope of the new guidance and will begin to analyze individual contracts or groups of contracts to identify any significant differences and the impact on revenues as a result of adopting the new standard. Through this process, the Company will also quantify the impact, if any, on prior period revenues as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard.
ii) Financial Instruments
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10) enhancing the reporting model for financial instruments. Under the new standard, equity investments, excluding those accounted for under the equity method or resulting in consolidation of the investee are to be measured at fair value with the changes in fair value recognized in net income. The ASU requires a qualitative assessment to identify impairments of equity investments without a readily determinable fair value. The new standard also amends disclosure requirements and requires separate presentation of financial assets and liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments also clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
iii) Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases currently classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale under Topic 606.

6

The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.
The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and will analyze individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company will also quantify the impact, on prior period transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard. The new standard will be effective for the Company for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted. The Company is assessing the benefits of early adoption and is considering adopting the new standard on January 1, 2018, concurrent with the adoption of Topic 606. Concurrent adoption would minimize the extent of system and process changes and provide financial statement users with more comparable year-over-year information.
iv) Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
v) Stock-Based Compensation
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
4) Investment in partnership
On April 1, 2017, the Company entered into a partnership agreement under the name "Dene North Site Services" with Dene Sky Site Services Ltd. ("DSSS"). The partnership was formed for the purpose of establishing a strategic relation with a local operator in Northern Alberta in order to expand the Company's market opportunities in the region. The Company holds a 49% undivided ownership interest in the assets, liabilities and related revenue and expenses managed through the partnership agreement. The partnership agreement specifies that the economic activity and decision-making are jointly controlled and each partner is entitled to its share of the assets, liabilities, revenue and expenses.
The Company records its proportionate share of the related assets, liabilities, revenue and expenses associated with the partnership in the consolidated financial statements using the proportionate consolidation method. The Company is contingently liable for its portion of the partnership’s obligations and liabilities that could arise from construction contracts, potential lawsuits, lease commitments and financing agreements.

7

NOA

The Company’s 49% proportionate recognition of the assets and liabilities managed through the partnership agreement at inception is as follows:

Assets:
Cash	$1,131
Inventory	29
Prepaid expenses	4
Plant and equipment	2,581
Total assets	$3,745

Liabilities:
Capital lease obligation	$800
Long-term debt	637
Total liabilities	$1,437

Total consideration paid	$2,308
The following tables provide summarized financial information for the amounts included in the consolidated financial statements related to assets, liabilities and expenses managed through the partnership agreement:
Balance Sheet

June 30, 2017
Assets:
Current assets	$691
Non-current assets	2,434
Total assets	$3,125
Liabilities:
Current liabilities	$807
Long-term liabilities	541
Total liabilities	$1,348

Net assets	$1,777
Statement of Operations and Comprehensive (Loss) Income

	Three months ended	Six months ended
	June 30,	June 30,
	2017	2017
Revenues	$570	$570
Gross loss (i)	(196)	(196)
Loss before taxes	(532)	(532)
Net loss and comprehensive loss(ii)	(532)	(532)
(i) Gross loss is defined as revenue less: project costs; equipment costs; and depreciation.
(ii) For income tax purposes, all income attributed to the partnership agreement is allocated to the partners' pro-rata in accordance with their respective interest.

8

5) Long-term debt
a) Long-term debt amounts are as follows:
Current:

	June 30, 2017	December 31, 2016
Credit Facility (note 5(b))	$4,284	$8,246
Less: deferred financing costs	(86)	(77)
	$4,198	$8,169
Long-term:

	June 30, 2017	December 31, 2016
Credit Facility (note 5(b))	$18,184	$31,326
Convertible Debentures (note 5(c))	40,000	—
Less: deferred financing costs	(2,127)	(60)
	$56,057	$31,266
b) Credit Facility

	June 30, 2017	December 31, 2016
Term Loan	$22,468	$28,572
Revolver	—	11,000
Total Credit Facility	22,468	39,572
Less: current portion	(4,284)	(8,246)
	$18,184	$31,326
On February 6, 2017, the Company entered into the Third Amending Agreement to the Sixth Amended and Restated Credit Agreement (the "Previous Credit Facility"). The Sixth Amended and Restated Credit agreement was dated July 8, 2015 and matures on September 30, 2018. The Previous Credit Facility allowed borrowing of up to $100.0 million, contingent upon the value of the borrowing base. The Previous Credit Facility was composed of a $70.0 million revolving loan (the "Previous Credit Facility Revolver”) and a $30.0 million term loan ("Previous Credit Facility Term Loan"). The Previous Credit Facility provided a borrowing base, which was determined by the value of account receivables, inventory, unbilled revenue and plant and equipment.
Under the terms of the amended agreement, the Senior Leverage Ratio was to be maintained at less than 3.5:1 through June 30, 2017 and thereafter reduced to a ratio of greater than 3.0:1, while the Fixed Charge Cover Ratio was to be maintained at a ratio greater than 0.9:1 in the current period and thereafter increased to a ratio of 1.0:1. The Previous Credit Facility allowed for a capital lease debt limit of $90.0 million.
As at June 30, 2017, the Previous Credit Facility Revolver had $0.8 million in issued letters of credit and an unpaid balance of $nil (December 31, 2016 - $11.0 million) and the Previous Credit Facility Term Loan had an unpaid balance of $22.5 million (December 31, 2016 - $28.6 million). The June 30, 2017 borrowing base allowed for a maximum draw of $83.1 million. At June 30, 2017, the Company’s unused borrowing availability under the Previous Credit Facility Revolver was $59.8 million (December 31, 2016 - $51.7 million). As at June 30, 2017, the Company was in compliance with the covenants of the Previous Credit Facility.
The Previous Credit Facility bore interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Previous Credit Facility), plus applicable margins. In each case, the applicable pricing margin depended on the Company’s Total Debt to trailing 12-month Consolidated EBITDA ratio as defined in the Previous Credit Facility. The Previous Credit Facility was secured by a first priority lien on all of the Company’s existing and after-acquired property.

9

NOA

Subsequent to period end, on August 1, 2017, the Company entered into a new Credit Facility Agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada, replacing the Previous Credit Facility. The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million.
Unlike the Previous Credit Facility, the Credit Facility is comprised solely of a Revolver feature and does not have a borrowing base limit to available borrowings.
Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than 3.0:1, except in the case of the following four quarters after an acquisition, where the ratio will increase by 0.5:1, meanwhile the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. The Senior Leverage Ratio is defined as Senior debt to earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income ("Adjusted EBITDA") and the Fixed Charge Coverage Ratio is defined as Adjusted EBITDA less cash taxes to Fixed Charges. Fixed Charges is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures. Financial Covenants are to be tested quarterly on a trailing four quarter basis.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the Company's Senior Leverage Ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
c) Convertible Debentures
On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which mature on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, the Company must pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three and six months ended June 30, 2017, financing fees of $9 and $2,185, respectively were incurred in connection with the issuance of the Convertible Debentures. These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term to maturity of the Convertible Debentures.
6) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value

10

of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments. The fair value of amounts due under the Previous Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $22.5 million at June 30, 2017 and $39.6 million at December 31, 2016, the fair value amounts due under the Credit Facility are not significantly different than the carrying value.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$68,939	$64,742	$61,400	$57,714
Convertible Debentures (ii)	Level 1	$40,000	$39,100	$—	$—

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Convertible Debentures is based upon the period end closing market price.
7) Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Interest on Series 1 Debentures	$—	$292	$—	$747
Interest on Convertible Debentures	551	—	653	—
Interest on Previous Credit Facility	322	393	767	757
Interest on capital lease obligations	817	710	1,559	1,479
Amortization of deferred financing costs	131	244	213	356
Interest on long-term debt	$1,821	$1,639	$3,192	$3,339
Other interest income	(63)	(58)	(68)	(102)
	$1,758	$1,581	$3,124	$3,237
8) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2016	30,518,907	(2,213,247)	28,305,660
Issued upon exercise of stock options	165,680	—	165,680
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(577,832)	(577,832)
Settlement of certain equity classified stock-based compensation	—	95,453	95,453
Retired through the share purchase program (note 8(c))	(1,133,295)		(1,133,295)
Issued and outstanding at June 30, 2017	29,551,292	(2,695,626)	26,855,666
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which were classified as treasury shares on the consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled.

11

NOA

Upon settlement of certain equity-classified stock-based compensation during the three and six months ended June 30, 2017, the Company repurchased 71,877 shares to satisfy the recipient tax withholding requirements. The repurchased shares are net against the purchase of treasury shares for settlement of certain equity-classified stock-based compensation.
b) Net (loss) income per share

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Net income available to common shareholders	$(6,200)	$(4,926)	$3,399	$1,488

Weighted average number of common shares	27,241,717	30,212,275	27,621,141	30,945,872
Weighted average of dilutive securities
Dilutive effect of treasury shares	—	—	2,627,419	1,894,841
Dilutive effect of stock options	—	—	311,097	1,468
Weighted average number of diluted common shares	27,241,717	30,212,275	30,559,657	32,842,181

Basic net (loss) income per share	$(0.23)	$(0.16)	$0.12	$0.05
Diluted net (loss) income per share	$(0.23)	$(0.16)	$0.11	$0.05
For the three months ended June 30, 2017, there were 1,010,400 stock options, 2,695,626 treasury shares and 3,686,636 shares issuable on conversion of Convertible Debentures that were anti-dilutive and therefore not considered in computing diluted earnings per share (three months ended June 30, 2016 - 1,278,340 stock options and 1,894,841 treasury shares were anti-dilutive). For the six months ended June 30, 2017, there were 483,740 stock options and 2,211,982 shares issuable on conversion of Convertible Debentures that were anti-dilutive and therefore not included in computing earnings per share (six months ended June 30, 2016 - 679,284 stock options and nil treasury shares were anti-dilutive).
c) Share purchase program
On June 1, 2017, the Company commenced the second phase of the previously announced amendment to the Normal Course Issuer Bid ("NCIB") in Canada through the facilities of the Toronto Stock Exchange ("TSX"). Under the second phase of the purchase program, the TSX approved the purchase and cancellation of 838,119 voting common shares. As at June 30, 2017, a total of 313,900 common voting shares have been purchased and subsequently cancelled in the normal course resulting in a reduction of $2,703 to common shares and an increase to additional paid-in capital of $713.
On April 7, 2017, the Company commenced the first phase of the previously announced amendment to the NCIB in Canada, to purchase up to 819,395 voting common shares through the facilities of the TSX. The amendment was authorized by the TSX on March 28, 2017. On May 3, 2017, the Company completed the amended purchase program, cancelling 819,395 voting common shares, resulting in a reduction of $7,057 to common shares and an increase to additional paid-in capital of $1,576.
On March 21, 2016, the Company commenced an NCIB for the purchase of up to 1,657,514 voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5.0% of the issued and outstanding voting common shares as of March 14, 2016. On May 27, 2016, the Company completed the share purchase program cancelling 1,657,514 voting common shares, resulting in a reduction of $14,121 to common shares and an increase to additional paid-in capital of $9,021.
d) Dividends
On May 2, 2017, the Company declared its second quarter 2017 dividend of $0.02 per share payable to shareholders of record as of June 7, 2017. At June 30, 2017, the dividend payable of $543 was included in accrued liabilities and was subsequently paid to shareholders on July 7, 2017.
On February 14, 2017, the Company declared its first quarter 2017 dividend of $0.02 per share totaling $558 which was paid on April 7, 2017 to shareholders of record as of March 6, 2017.

12

9) Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Cash paid during the period for:
Interest	$1,075	$2,076	$2,215	$3,227
Cash received during the period for:
Interest	61	58	68	102
Non-cash transactions:
Addition of plant and equipment by means of capital leases	6,895	6,193	22,256	9,639
Reclass from plant and equipment to assets held for sale	(365)	(282)	(1,215)	(635)
Acquisition of plant and equipment by means of an exchange of equipment	—	—	—	3,710
Disposal of plant and equipment by means of an exchange of equipment	—	—	—	(3,710)
Non-cash working capital exclusions:
Net increase in inventory related to the initial investment in the partnership	(15)	—	(15)	—
Net increase in prepaid expenses related to the initial investment in the partnership	(4)	—	(4)	—
Net increase in accrued liabilities related to the current portion of the deferred gain on sale leaseback	—	358	56	358
Net decrease in accrued liabilities related to current portion of RSU liability	—	(781)	—	(671)
Net decrease in accrued liabilities related to current portion of DSU liability	—	(294)	—	—
Net (decrease) increase in accrued liabilities related to dividend payable	(16)	(38)	(27)	596
b) Net change in non-cash working capital

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Operating activities:
Accounts receivable	$30,722	$8,520	$17,094	$14,610
Unbilled revenue	(7,096)	9,955	(2,117)	5,895
Inventories	1,015	481	560	(1,102)
Prepaid expenses and deposits	(1,230)	(1,227)	(809)	(724)
Accounts payable	(3,183)	(8,515)	3,050	(14,743)
Accrued liabilities	(94)	(1,717)	(3,374)	(773)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(809)	21	(300)	(436)
	$19,325	$7,518	$14,104	$2,727
10) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Customer A	48%	38%	47%	66%
Customer B	17%	13%	31%	10%
Customer C	26%	40%	19%	22%

13

NOA

11) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred during the six months ended June 30, 2017 of $285 (six months ended June 30, 2016 - $nil). The table below represents the classification of uncollected claims on the balance sheet:

	June 30, 2017	December 31, 2016
Accounts receivable	$—	$1,171
Unbilled revenue	7,120	7,088
	$7,120	$8,259
12) Related party transactions
A director of the Company is the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
During the three and six months ended June 30, 2017, the Company received $83 and $167, respectively, of sublease proceeds.

14

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017

Management’s Discussion and Analysis
For the three and six months ended June 30, 2017
A. EXPLANATORY NOTES
August 2, 2017
The following Management’s Discussion and Analysis ("MD&A") is as of August 2, 2017 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and six months ended June 30, 2017 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This Interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2016, together with our annual MD&A for the year ended December 31, 2016. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward-looking statements with this symbol “s”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Canadian and US securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "gross profit margin", "EBITDA", "Consolidated EBITDA" (as defined in our Sixth Amended and Restated Credit Agreement, the "Previous Credit Facility"), "Total Debt", "Senior Debt", "Net Debt", and "Free Cash Flow". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit and loss
"Gross profit" and "gross loss" are defined as revenue less: project costs; equipment costs; and depreciation. Gross profit margin is defined as gross profit as a percentage of revenue.
We believe that gross profit (loss) is a meaningful measure of our business as it portrays results before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit (loss) and gross profit (loss) margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
EBITDA and Consolidated EBITDA
"EBITDA" is defined as net income before interest expense, income taxes, depreciation and amortization.
"Consolidated EBITDA" is defined in our Previous Credit Agreement as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income. Of note, as

NOA

discussed in "Significant Business Events - New Credit Facility" in this MD&A, this non-GAAP measure will be replaced with the new non-GAAP measure "Adjusted EBITDA", effective with the closing of our new credit agreement and the new measure will be defined and applied in all future reporting periods.
We believe that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Previous Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our Previous Credit Facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that needs to be paid and in the case of realized losses, represents an actual use of cash during the period.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "Consolidated EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Total Debt, Net Debt and Previous Credit Facility Senior Debt
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Previous Credit Facility (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures (the "Convertible Debentures") and (iv) liabilities from hedge and swap arrangements. Our definition of Total Debt excludes deferred financing costs related to Total Debt. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
"Senior Debt" is defined under the Previous Credit Facility as Total Debt plus outstanding Letters of Credit under our Previous Credit Facility, less: (i) purchase money debt incurred for construction of particular property or equipment, but only for 60 days after the property or equipment is commissioned for use; (ii) convertible unsecured subordinated debentures; and liabilities from hedge and swap arrangements.
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.

"Previous Credit Facility Senior Debt" is defined as Total Debt plus outstanding Letters of Credit under our Previous Credit Facility less borrowings under convertible unsecured subordinated debentures. This is used in the Previous Credit Facility Senior Debt to trailing 12-month Consolidated EBITDA ratio used for Previous Credit Facility covenant compliance and the pricing grid to determine the pricing level for borrowing and standby fees under the facility.
Free Cash Flow
"Free cash flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
Fixed Charges
"Fixed Charges", as defined in our Previous Credit Facility represents cash interest, scheduled payments on debt, unfunded cash distributions and unfinanced net capital expenditures. The term "unfunded" is defined as requiring borrowings from the Previous Credit Facility or the issuance of our shares to support cash distributions such as dividends payments or the redemption of any class of our shares. The term "unfinanced" is defined as expenditures.
B. SIGNIFICANT BUSINESS EVENTS
Normal Course Issuer Bid
Under our previously announced Normal Course Issuer Bid ("NCIB"), we were authorized to purchase up to 1,075,968 voting common shares (the "Shares") through the facilities of the Toronto Stock Exchange ("TSX"), which at the commencement of the NCIB on August 8, 2016, represented approximately 3.9% of our public float (as determined by the TSX requirements). We acquired an aggregate of 1,075,900 Shares under the initial NCIB at a weighted average price of $3.84 per Share.
On March 28, 2017, we received approval from the TSX to increase the number of Shares available for repurchase under the NCIB by 1,657,514 Shares (“Additional Shares”) to take into account the fact that, at the time of commencing the NCIB on August 8, 2016, our acquisition of Shares pursuant to our previously announced US share purchase program was deducted from the aggregate number of Shares eligible to be repurchased under the NCIB.
As at June 30, 2017, a total of 1,133,295 of those Additional Shares have been purchased and subsequently cancelled in the normal course, resulting in a reduction of $9,760 recorded to common shares and an increase of $2,289 recorded to additional paid-in capital.
Dene North Site Services Partnership Agreement
On April 1, 2017, we entered into a partnership agreement with Dene Sky Site Services Ltd. ("Dene Sky"), a private First Nations business based in Janvier, Alberta. Our subsidiary, North American Enterprises Ltd., was issued a 49 percent interest in the partnership while Dene Sky was issued a 51 percent interest. The partnership is carrying on business under the name "Dene North Site Services" and will operate primarily in Northern Alberta. We believe the arrangement will expand our services to both the oil sands mining and the in situ market, including providing us the ability to bid and perform certain earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services contracts that we may not otherwise have had the opportunity to bid and perform.s
Revenue Diversity
On June 6, 2017, we were awarded a contract to provide mine support services at the Fording River coal mine in southeast British Columbia. The contract contemplates the use of a fleet of our large haul trucks, shovels and excavators to support our customer’s coal mining operations by extracting and hauling coal as well as removing associated waste materials. We began mobilization of our fleet to the site in late June, 2017, with operations starting in July, 2017 and completion planned for December, 2017.s

NOA

We believe that this recent award, coupled with our continued mine support activities at the Red Chris copper mine in northwest British Columbia, provides a strong foundation that can be leveraged in our continuing efforts towards achieving revenue diversity in our business.s Notably, we have been shortlisted for work on two other non-oil sand mines that may commence in Q3.s
Credit Facility
Subsequent to period end, on August 1, 2017, we entered into a new Credit Facility Agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada, replacing our current Sixth Amended and Restated Credit Agreement (the "Previous Credit Facility"). The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions (an increase from the $70.0 million Revolver and $30.0 million Term Loan of the Previous Credit Facility). This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million (an increase from the $90.0 million limit under the Previous Credit Facility).
Unlike our Previous Credit Facility, the Credit Facility is comprised solely of a Revolver feature and does not have a borrowing base to limit available borrowings.
Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than 3.0:1 (the same limit as our Previous Credit Facility), except in the case of the following four quarters after an acquisition for which the aggregate consideration exceeds $25.0 million, where the ratio will increase by 0.5:1. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1 (an increase on the minimum requirement from 1.0:1 under our Previous Credit Facility).

•	The Senior Leverage Ratio is re-defined as Senior Debt to Adjusted EBITDA; and

•	The Fixed Charge Coverage Ratio is re-defined as Adjusted EBITDA less cash taxes to Fixed Charges.
Financial Covenants are to be tested quarterly on a trailing four quarter basis.
The Credit Facility pricing includes a twenty-five basis point reduction to our borrowing rate and a five basis point reduction to our standby rate, at our current leverage ratio, when compared to the Previous Credit Facility pricing.
The following new or revised non-GAAP terms are used or defined in detail within our Credit Facility and summarized below:

•
"Adjusted EBITDA", defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income. This is a modification to the definition of Consolidated EBITDA as defined under the Previous Credit Facility. Under the Previous Credit Facility cash stock-based compensation expense was not excluded from the calculation of Consolidated EBITDA.

•
"Fixed Charges", re-defined in the Credit Facility to exclude scheduled Previous Credit Facility repayments from the determination of Fixed Charges as defined in the Previous Credit Facility. The non-GAAP measure of Previous Credit Facility Fixed Charges is defined in "Non-GAAP Financial Measures" in this MD&A.

•	"Senior Debt", defined as total debt excludes Convertible Debentures and obligations owing under hedge arrangements.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. We are subject to non-refundable standby fees, 0.35% to 0.65% depending on our senior leverage ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
We believe that this new facility is less restrictive, supports our strategic priorities and provides us with the ability to expand our liquidity in line with our growth.

Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

NOA

C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended June 30,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$47,624	$24,244	$23,380
Project costs	21,990	8,136	13,854
Equipment costs	18,720	8,444	10,276
Depreciation	8,073	5,528	2,545
Gross (loss) profit(1)	$(1,159)	$2,136	$(3,295)
Gross (loss) profit margin(1)	(2.4)%	8.8%	(11.2)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	4,944	4,905	39
Stock based compensation expense	391	1,760	(1,369)
Operating loss	(6,590)	(5,266)	(1,324)
Interest expense	1,758	1,581	177
Net loss	(6,200)	(4,926)	(1,274)
Net loss margin(1)	(13.0)%	(20.3)%	7.3%
EBITDA(1)	1,674	1,034	640
Consolidated EBITDA(1)	2,175	1,654	521
Consolidated EBITDA margin(1)	4.6%	6.8%	(2.2)%

Per share information
Net loss - Basic	$(0.23)	$(0.16)	$(0.07)
Net loss - Diluted	$(0.23)	$(0.16)	$(0.07)

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2017	2016
Net loss	$(6,200)	$(4,926)
Adjustments:
Interest expense	1,758	1,581
Income tax benefit	(2,163)	(1,883)
Depreciation	8,073	5,528
Amortization of intangible assets	206	734
EBITDA	1,674	1,034
Adjustments:
Loss on disposal of plant and equipment	5	43
Gain on disposal of assets held for sale	(115)	(40)
Equity classified stock-based compensation expense	611	617
Consolidated EBITDA	$2,175	$1,654
Analysis of Consolidated Three Month Results
Revenue
For the three months ended June 30, 2017, revenue was $47.6 million, up from $24.2 million in the same period last year. Last year's wildfire and subsequent May 3, 2017 evacuation of Fort McMurray negatively affected our activities in the prior year quarter. The wildfire shut down all of our operations in the Fort McMurray area and significantly delayed the ramp up of our summer mine support activities.
Current year revenue was driven by overburden removal work at the Millennium mine site and mine support services work at the Millennium, Kearl, Mildred Lake and Aurora mine sites. Our activity in the quarter was negatively impacted by a customer's cancellation of a significant earthworks contract as a result of a plant fire. We were able to secure replacement work for the majority of the fleet committed to the cancelled project, but lost the early start-up advantage as we had to relocate the equipment to other sites. Contributing to the slower spring quarter was the ever changing weather conditions during the period which resulted in shift cancellations and continuous haul road repairs for our overburden removal work.
Complementing our results in the quarter was our continued mine support activities at the Red Chris copper mine located in northern British Columbia and mobilization activities for our new mine support service contract at the Fording River coal mine located in southeastern British Columbia.
Gross profit
For the three months ended June 30, 2017, gross loss was $1.2 million, down from a $2.1 million gross profit, or an 8.8% gross profit margin, in the same period last year. The gross loss in the quarter was the result of start-up delays on new projects as a result of the earthworks contract cancellation coupled with lower productivity and haul road repairs on our overburden removal work as a result of the aforementioned changing weather patterns that occurred during the quarter. Contributing to the gross loss was lower pricing negotiated by our customers on our long-term service agreements and equipment running repair activities as we drew down on our maintenance backlog generated from a very strong first quarter winter works program, in preparation for the ramp up of activities in the second half of the year. Prior year results did not include a similar sized drawdown of maintenance backlog, typical for our spring breakup period, as a result of the 2016 Fort McMurray wildfires and related operational shut down.
For the three months ended June 30, 2017, depreciation was $8.1 million, up from $5.5 million in the same period last year.
Operating loss
For the three months ended June 30, 2017, we recorded an operating loss of $6.6 million, an increase from a $5.3 million operating loss for the same period last year. General and administrative expense, excluding stock-based compensation cost, was $4.9 million for the quarter, consistent with the $4.9 million for the same period last year.
Stock-based compensation expense decreased $1.4 million compared to the prior year primarily as a result of the effect of the lower share price on the carrying value of the liability classified award plans.
Net loss
For the three months ended June 30, 2017, we recorded a $6.2 million net loss (basic loss and diluted loss per share of $0.23), compared to the $4.9 million net loss (basic and diluted loss per share of $0.16) recorded for the same period last year.
Interest expense was $1.8 million for the quarter, up from $1.6 million for the same period last year, primarily due to the issuance of Convertible Debentures at the end of the prior quarter partially offset by the redemptions of the Series 1 Debentures in prior periods. We recorded $2.2 million of deferred income tax benefit in the current period compared to the $1.9 million of deferred income tax benefit recorded in the period year driven by the higher loss in the current period.
The variance between the basic loss per share in the current period and the basic loss per share in the prior period is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 27,241,717 for the three months ended June 30, 2017 compared to 30,212,275 for the three months ended June 30, 2016.
For a detailed calculation of basic and diluted income per share for the two periods and the effect of these items in the calculation, see our Interim Consolidated Financial Statements and notes that follow for the three and six months ended June 30, 2017 - note 8(b) Net (loss) income per share.
For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

NOA

Summary of Consolidated Six Month Results

	Six months ended June 30,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$140,466	$102,757	$37,709
Project costs	51,197	33,086	18,111
Equipment costs	44,775	29,309	15,466
Depreciation	22,631	19,787	2,844
Gross profit(1)	$21,863	$20,575	$1,288
Gross profit margin(1)	15.6%	20.0%	(4.4)%
Select financial information:
General and administrative expenses (excluding stock based compensation)	10,961	11,229	(268)
Stock based compensation expense	2,449	2,757	(308)
Operating income	7,859	5,447	2,412
Interest expense	3,124	3,237	(113)
Net income	3,399	1,488	1,911
Net income margin(1)	2.4%	1.4%	1.0%
EBITDA(1)	31,036	26,383	4,653
Consolidated EBITDA(1)	32,457	27,565	4,892
Consolidated EBITDA margin(1)	23.1%	26.8%	(3.7)%

Per share information
Net income - Basic	$0.12	$0.05	$0.07
Net income - Diluted	$0.11	$0.05	$0.06

Cash dividends per share	$0.04	$0.04	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net income to EBITDA and Consolidated EBITDA is as follows:

	Six months ended
	June 30,
(dollars in thousands)	2017	2016
Net income	$3,399	$1,488
Adjustments:
Interest expense	3,124	3,237
Income tax expense	1,324	722
Depreciation	22,631	19,787
Amortization of intangible assets	558	1,149
EBITDA	31,036	26,383
Adjustments:
Loss on disposal of plant and equipment	219	156
Gain on disposal of assets held for sale	(183)	(163)
Equity classified stock-based compensation expense	1,385	1,189
Consolidated EBITDA	$32,457	$27,565
Analysis of Consolidated Six Month Results
Revenue
For the six months ended June 30, 2017, revenue was $140.5 million, up from $102.8 million in the same period last year. The increase in revenue is primarily due to an expanded winter works program during the first quarter of the current year that was driven by the award of reclamation work at the Mildred Lake mine site combined with increased overburden activity at the Millennium mine site during the first half of the year which offset lower tailings pond support activity at the same mine site. Volumes in the second quarter of the period were negatively impacted by start-up delays, resulting from the earthworks contract cancellation coupled with weather interruptions.
Prior year revenue was significantly impacted by the Fort McMurray wildfire and subsequent operational shut down. The wildfire significantly delayed the ramp up of our summer mine support activities until well into the third quarter.
Gross profit
For the six months ended June 30, 2017, gross profit was $21.9 million, or 15.6% of revenue, up from $20.6 million, or 20.0% of revenue in the same period last year. The higher gross profit for the current period was driven by the higher revenue for the period. The lower gross profit margin in the current period was driven by weaker second quarter performance that offset the strong results from our winter works program in the first quarter. The second quarter performance was negatively affected by start-up delays on new projects as a result of the earthworks contract cancellation coupled with weather related lower operational productivity and haul road repairs on our overburden removal work. Contributing to the lower gross profit margins in the current year was lower pricing negotiated by our customers on our long-term service agreements and equipment running repair activities as we drew down on our maintenance backlog in the second quarter, generated from a very strong first quarter winter works program, in preparation for the ramp up of activities in the second half of the year. Prior year results did not include a similar sized drawdown of maintenance backlog, typical for our spring breakup period, as a result of the 2016 Fort McMurray wildfires and related operational shutdown.
For the six months ended June 30, 2017, depreciation was $22.6 million, up from $19.8 million in the same period last year.
Operating income
For the six months ended June 30, 2017, we recorded operating income of $7.9 million, compared to $5.4 million recorded in the same period last year. G&A expense, excluding stock-based compensation, was $11.0 million, down slightly from $11.2 million last year,
Stock-based compensation cost decreased $0.3 million compared to the prior year primarily as a result of the effect of the lower share price on the carrying values of the liability classified award plan during the first six months of the year.
Net income
For the six months ended June 30, 2017, we recorded a $3.4 million net income (basic income per share of $0.12 and diluted income per share of $0.11), compared to a $1.5 million net income (basic income per share of $0.05 and diluted income per share of $0.05) recorded for the same period last year.
Interest expense for the six months ended June 30, 2017 was $3.1 million, down from $3.2 million recorded in the same period last year, primarily due to the redemption of Series 1 Debentures in prior quarters partially offset by the issuance of Convertible Debentures at the end of the prior quarter. We recorded a $1.3 million deferred income tax expense in the current period compared to a $0.7 million deferred income tax expense recorded in the prior year.
The variance between the basic income per share in the current period and the basic income per share in the prior year is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 27,621,141 for the six months ended June 30, 2017 compared to 30,945,872 for the six months ended June 30, 2016. The variance between the diluted income per share in the current period and the diluted income per share in the prior year is also affected by the increase in treasury shares purchased and held in our trust, stock options vested and exercisable and the weighted average effect of our newly issued Convertible Debentures. For a detailed calculation of basic and diluted income per share for the two periods and the effect of these items in the calculation, see our Interim Consolidated Financial Statements and notes that follow for the three and six months ended June 30, 2017 - note 8(b) Net (loss) income per share.
For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

NOA

Non-Operating Income and Expense

	Three months ended			Six months ended
	June 30,			June 30,
(dollars in thousands)	2017	2016	Change	2017	2016	Change
Interest expense
Long-term debt
Interest on Series 1 Debentures	$—	$292	$(292)	$—	$747	$(747)
Interest on Convertible Debentures	551	—	551	653	—	653
Interest on Previous Credit Facility	322	393	(71)	767	757	10
Interest on capital lease obligations	817	710	107	1,559	1,479	80
Amortization of deferred financing costs	131	244	(113)	213	356	(143)
Interest on long-term debt	$1,821	$1,639	$182	$3,192	$3,339	$(147)
Interest income	(63)	(58)	(5)	(68)	(102)	34
Total interest expense	$1,758	$1,581	$177	$3,124	$3,237	$(113)
Foreign exchange loss (gain)	15	(38)	53	12	—	12
Income tax (benefit) expense	(2,163)	(1,883)	(280)	1,324	722	602
Interest expense
Total interest expense was $1.8 million during the three months ended June 30, 2017, up from $1.6 million in the prior year. During the six months ended June 30, 2017, total interest expense was $3.1 million down from $3.2 million in the prior year.
Interest on our Series 1 Debentures was $nil during the three and six months ended June 30, 2017, compared to $0.3 million and $0.7 million in the respective corresponding prior year periods. The reduction is a result of the redemption of $19.9 million of Series 1 Debentures during the prior year.
We recorded $0.6 million and $0.7 million, respectively in interest on our newly issued Convertible Debentures during the three and six months ended June 30, 2017 as a result of the issuance of $40.0 million in Convertible Debentures in March 2017. A more detailed discussion on our Convertible Debentures can be found under "Significant Business Events - Convertible Debentures".
Interest on our Previous Credit Facility decreased to $0.3 million and $0.8 million, respectively during the three and six months ended June 30, 2017 from $0.4 million and $0.8 million in the respective corresponding prior year periods. The decrease in current year interest is related an $11.0 million reduction in funds drawn on our Previous Credit Facility Revolver, repaid in March 2017, coupled with a $6.1 million reduction in the balance outstanding on our Previous Credit Facility Term Loan.
Interest on capital lease obligations of $0.8 million and $1.6 million in the three and six months ended June 30, 2017, respectively, was higher than the previous periods. The higher interest expense for both periods was primarily due to an increase in our assets under capital lease during the year. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Amortization of deferred financing costs dropped to $0.1 million and $0.2 million, respectively, during the three and six months ended June 30, 2017 from $0.2 million and $0.4 million in the respective corresponding periods last year. The current three and six month periods includes the amortization of deferred fees related to the Previous Credit Facility and the aforementioned new Convertible Debentures. Prior year's amortization includes the amortization of deferred financing fees for the Previous Credit Facility and the Series 1 Debentures along with a partial write-off of deferred financing fees for the Series 1 Debentures related to the redemption activity during the period.
Foreign exchange loss (gain)
The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.

Income tax
For the three months ended June 30, 2017, we recorded no current income tax expense and a deferred income tax benefit of $2.2 million, providing a net income tax benefit of $2.2 million. This compares to a combined income tax benefit of $1.9 million recorded for the same period last year.
For the six months ended June 30, 2017, we recorded no current income tax expense and a deferred income tax expense of $1.3 million. This compares to a combined income tax expense of $0.7 million recorded for the same period last year. The prior year combined income tax expense was negatively affected by the increase in the Alberta corporate tax rate in the second quarter of 2015.
Income tax as a percentage of taxable income for the three and six months ended June 30, 2017 differs from the statutory rate of 27% primarily to due permanent differences resulting from stock-based compensation and income tax adjustments and reassessments. Income tax as a percentage of taxable income for the three and six months ended June 30, 2016 differs from the statutory rate of 27% primarily due to permanent differences resulting from stock-based compensation and book to filing differences.
Summary of Consolidated Quarterly Results
In addition, a number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Convertible Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
Revenue	$47.6	$92.8	$62.2	$48.2	$24.2	$78.5	$65.0	$66.8
Gross (loss) profit*	(1.2)	23.0	6.4	5.4	2.1	18.4	9.0	7.4
Operating (loss) income	(6.6)	14.4	(1.2)	(0.3)	(5.3)	10.7	0.5	1.0
Consolidated EBITDA*	2.2	30.3	13.5	9.0	1.7	25.9	13.5	12.2
Net (loss) income	(6.2)	9.6	(0.5)	(1.4)	(4.9)	6.4	(0.7)	(2.1)
Net (loss) income per share - basic(i)	$(0.23)	$0.34	$(0.02)	$(0.05)	$(0.16)	$0.20	$(0.02)	$(0.07)
Net (loss) income per share - diluted(i)	$(0.23)	$0.31	$(0.02)	$(0.05)	$(0.16)	$0.19	$(0.02)	$(0.07)

Cash dividend per share (ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

*	See "Non-GAAP Financial Measures".
i)
Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)	The timing of the payment of the cash dividend per share may differ from the dividend declaration period.

NOA

The results for the three months ended June 30, 2016 and three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the fire and evacuation in Fort McMurray. We were able to return to the mine sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp up to expected operational level.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2016.
Claims and Change Orders
For the six months ended June 30, 2017, due to the timing of receipt of signed change orders, we had approximately $0.3 million in claims revenue recognized to the extent of costs incurred.
As at June 30, 2017, we had $7.1 million of unresolved claims and change orders recorded on our balance sheet. This compares to $8.3 million of unresolved claims and change orders recorded for the year ended December 31, 2016. We are working with our customers in accordance with the dispute resolution terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these unresolved claims.
For a full discussion on Claims and Change Orders see "Financial Results - Claims and Change Orders" in our most recent MD&A for the year ended December 31, 2016.
D. OUTLOOK
Although the much watched weekly oil inventory levels in the US are drawing wide ranging conclusions, it is our view that a re-balancing of oil supply and demand appears to be underway. Therefore, although the deep and unusually long cyclical downturn in the oil industry is well into its third year, the worst seems to be behind us. The oil price will perhaps only average around US$50 per barrel for 2017 but may end the year at over US$55 per barrel and then extend gains into 2018.s
In response to the downturn, most of our oil sands mining customers elected to increase their production and all slashed their expenses in order to lower operating costs per barrel. While it is unlikely that new mines will be announced until oil prices are much higher, it is important to note that the new Fort Hills mine is due on-stream late this year and this new mine, together with the drive for increased production on most existing mines, should lead to greater volumes of recurring mine services for us to address.s
Several of our customers have achieved operating cost savings per barrel of around 30% in Canadian dollar terms, which equates to about 40% in US dollars, due to the depreciation of the Canadian dollar, in which most expenses are incurred. As the Canadian dollar is not expected to appreciate much more than recently in 2017, this situation still provides our customers with a meaningful cost advantage to exploit. We believe this is translating into more work opportunities, such as a reclamation project that bolstered first quarter results.s
Another example of an opportunity resulting from high oil sands production is the overburden stripping contract we were awarded in January and planned to commence in this second quarter. Unfortunately, due to a plant fire at the mine site, the job was cancelled, which resulted in a more normal, seasonally slow, spring break-up period for us. Early indications point to similar recurring earthmoving volumes being available for next winter.s
In other resource industries, such as coal, iron ore, base metals, and precious metals, we have seen much increased bidding activity and opportunities. We were successful in winning a summer 2016 tailings dam construction job at the Red Chris copper mine in British Columbia, which has been extended through 2017. More recently we have been awarded a coal excavation job at the Fording River mine, for the second half of 2017, the work site again being in British Columbia. We are extremely pleased with the progress we have made to achieve a degree of revenue diversification and expect that success to continue as we have been shortlisted for work on two other mines that may commence in Q3.s
We anticipate the workload from these two non-oil sands projects to positively contribute to our financial results in the second half of the year and will add to a mix of small construction jobs and recurring work that we expect to execute in the oil sands. Although, due to the extended impact of the plant fire and oil price uncertainty, the construction season in the oil sands will not be as robust as we had earlier hoped, the work secured outside that market should counter this situation.s

Our business development efforts in the infrastructure sector continue and we have received additional partnering requests and opportunities to participate in major infrastructure projects. We were very pleased to qualify to bid for the Fargo-Moorhead flood mitigation project, in the northern US, as part of a strong consortium. The bid will be completed in Q1/2018, with an award expected in Q3/2018 to the successful proponent.s
We definitely view the infrastructure sector as a positive opportunity and are actively pursuing both major and minor projects. In major infrastructure projects, we seek to find strong senior partners with mega-project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If our partnership is successful in the tender, we look to self-perform the earthworks while also contributing to the overall project management team. In situations where our project team is not awarded the work, we will continue to pursue the opportunity as a potential earthworks subcontractor to the awarded team(s). We believe the project insight and knowledge gained by being a project partner increases our ability to accurately assess risk and price as a subcontractor.s
Our debt restructuring initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure is providing a stable base to allow us to remain competitive in our pricing and affording us with the ability to take advantage of organic growth and potential acquisition opportunities.s
In summary, we continue to pursue heavy civil construction contracts in the oil sands, along with a series of more diversified resource projects and major infrastructure opportunities. We are excited about our organic growth potential and believe we can capitalize on it to grow both Consolidated EBITDA and free cash flow significantly over the next three years. Although the cancellation of the overburden stripping contract, mentioned earlier, was another adverse event for us to deal with, we believe that we have the work in hand and further work opportunities to still meet our financial growth targets for 2017.s
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent AIF for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2017, we had approximately 129 salaried employees and approximately 699 hourly employees in our Western Canadian operations. Of the hourly employees, approximately 538 employees are union members and work under collective bargaining agreements. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 700 employees to approximately 1,200 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to 2021. Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no‑strike/no-lockout clause for long-term work. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers Local 955 and North American Maintenance Ltd., which has been extended until 2018.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s

NOA

F. RESOURCES AND SYSTEMS
SUMMARY OF CONSOLIDATED CASH FLOW
Consolidated cash flows are summarized in the table below:

	Three months ended			Six months ended
	June 30,			June 30,
(dollars in thousands)	2017	2016	Change	2017	2016	Change
Cash provided by operating activities	$19,703	$7,981	$11,722	$44,790	$28,007	$16,783
Cash (used in) provided by investing activities	(7,285)	3,156	(10,441)	(17,073)	(449)	(16,624)
Cash used in financing activities	(21,855)	(16,436)	(5,419)	(6,798)	(27,183)	20,385
Net (decrease) increase in cash	$(9,437)	$(5,299)	$(4,138)	$20,919	$375	$20,544
Operating activities
Cash provided by operating activities for the three months ended June 30, 2017 was $19.7 million, compared to cash provided by operating activities of $8.0 million for the three months ended June 30, 2016. The increase in cash flow in the current period is a result of increased cash from the settlement of working capital created during our strong first quarter winter works program. These contributions to cash in the quarter were partially offset by the working capital impacts of our ramp up of mobilization activities at our new Fording River project and a net loss in the quarter. Cash flow in the prior period was a result of decreased operational activities due to the Fort McMurray fire mitigated by the realization of $7.5 million in cash from the decrease of working capital during this slowdown.
Cash provided by operating activities for the six months ended June 30, 2017 was $44.8 million, compared to cash provided of $28.0 million for the six months ended June 30, 2016. The increase in cash flow in the current period is primarily a result of improved profitability and the realization of $14.1 million in cash from the net change in non-cash working capital. The current year decrease in working capital was primarily driven by the net timing of collections and the settlement of accounts payable, partially offset by the working capital impacts of our ramp up of mobilization activities at our new Fording River project. Cash flow in the prior year was a result of decreased operating activity due to the Fort McMurray wildfire combined with a $2.7 million contribution from the decrease of working capital.
Cash provided (used) from the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Operating activities:
Accounts receivable	$30,722	$8,520	$17,094	$14,610
Unbilled revenue	(7,096)	9,955	(2,117)	5,895
Inventories	1,015	481	560	(1,102)
Prepaid expenses and deposits	(1,230)	(1,227)	(809)	(724)
Accounts payable	(3,183)	(8,515)	3,050	(14,743)
Accrued liabilities	(94)	(1,717)	(3,374)	(773)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(809)	21	(300)	(436)
	$19,325	$7,518	$14,104	$2,727
Investing activities
Cash used in investing activities for the three months ended June 30, 2017 was $7.3 million, compared to cash provided by investing activities of $3.2 million for the three months ended June 30, 2016. Investing activities for the three months ended June 30, 2017 included $7.0 million for the purchase of plant, equipment and intangible assets, $1.2 million in contributions to the Dene North partnership for our 49% ownership interest and $0.3 million provided to the partnership as a long-term loan, offset by $1.2 million in proceeds from the disposal of plant and equipment and assets held for sale. Prior period investing activities included $1.5 million for the purchase of plant, equipment and intangible assets, offset by $4.6 million of cash received for proceeds on the disposal of plant and equipment and assets held for sale, primarily generated from a financing arrangement involving four heavy haul trucks.

Cash used in investing activities for the six months ended June 30, 2017 was $17.1 million, compared to $0.4 million of cash used in investing activities for the six months ended June 30, 2016. Investing activities for the six months ended June 30, 2017 included $26.5 million for the purchase of plant, equipment and intangible assets, $1.2 million in contributions to the Dene North partnership for our 49% ownership interest and $0.3 million provided to the partnership as a long-term loan, offset by $10.9 million in proceeds from the disposal of plant and equipment and assets held for sale. The proceeds included $9.1 million received from a finance arrangement with one of our leasing facility providers using two large capacity excavator / shovels as security.
Prior year investing activities included $5.5 million for the purchase of plant, equipment and intangible assets, partially offset by $5.0 million from proceeds on the disposal of plant and equipment and assets held for sale, which included $4.7 million received from a financing arrangement involving four heavy haul trucks.
Financing activities
Cash used in financing activities during the three months ended June 30, 2017 was $21.9 million, primarily from $7.9 million of capital lease obligation repayments, $7.5 million for the purchase and subsequent cancellation of common shares and $5.7 million of Previous Credit Facility repayments. Cash used in financing activities for the three months ended June 30, 2016 was $16.4 million, driven primarily by $9.9 million used for the repurchase of Series 1 Debentures (partially financed by $7.0 million in Previous Credit Facility Revolver borrowings), $5.9 million in capital lease obligation repayments, $2.9 million for the purchase and subsequent cancellation of common shares, $2.7 million of Previous Credit Facility Term Loan repayments and $1.3 million of treasury share purchases.
Cash used in financing activities during the six months ended June 30, 2017 was $6.8 million, which included $40.0 million of proceeds received from issuing Convertible Debentures, $17.7 million of Previous Credit Facility repayments, $14.7 million in capital lease obligation repayments, $7.5 million for the purchase and subsequent cancellation of common shares, $4.1 million for treasury share purchases and $2.2 million in financing costs incurred from issuing the Convertible Debentures. Cash used in financing activities for the six months ended June 30, 2016 was $27.2 million, which included $12.7 million in capital lease obligation repayments, $9.9 million for the repurchase of Series 1 Debentures (partially financed by $7.0 million in Previous Credit Facility Revolver borrowings), $5.1 million for purchase and subsequent cancellation of common shares, $3.8 million of Previous Credit Facility Term Loan repayments and $2.0 million of treasury share purchases.
LIQUIDITY
As at June 30, 2017, we had $34.6 million in cash and $59.8 million of unused borrowing availability on the Previous Credit Facility Revolver (unused Revolver borrowing availability is limited by the Previous Credit Facility's borrowing base) for total liquidity of $94.4 million (defined as cash plus available and unused Previous Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Previous Credit Facility (amended February 6, 2017), our capital lease borrowing was limited to $90.0 million. As at June 30, 2017, we had $21.1 million in unused capital lease borrowing availability under the terms of our Previous Credit Facility. There are no restrictions within the terms of our Previous Credit Facility relating to the use of operating leases.

NOA

Summary of Consolidated Financial Position

	June 30, 2017	December 31, 2016	Change
Cash	$34,585	$13,666	$20,919
Current working capital assets
Accounts receivable	$22,986	$40,080	$(17,094)
Unbilled revenue	18,082	15,965	2,117
Inventories	2,892	3,437	(545)
Prepaid expenses and deposits	2,344	1,551	793
Assets held for sale	310	247	63
Current working capital liabilities
Accounts payable	(32,601)	(29,551)	(3,050)
Accrued liabilities	(7,830)	(11,175)	3,345
Billings in excess of costs	(771)	(1,071)	300
Total net current working capital (excluding cash)	$5,412	$19,483	$(14,071)
Intangible assets	1,257	1,790	(533)
Plant and equipment	273,411	256,452	16,959
Total assets	$370,785	$350,081	$20,704

Total long-term financial liabilities (1) ‡	(103,006)	(73,609)	(29,397)
Net Debt*
Capital lease obligations (including current portion)	(68,939)	(61,400)	(7,539)
Credit Facility (including current portion)(1)	(22,468)	(39,572)	17,104
Convertible Debentures (1)	(40,000)	—	(40,000)
Total Debt*	(131,407)	(100,972)	(30,435)
Cash	34,585	13,666	20,919
Net Debt*	$(96,822)	$(87,306)	$(9,516)
* See "Non-GAAP Financial Measures".

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(1) Excludes deferred financing costs.
Current working capital fluctuations effect on liquidity
At June 30, 2017, we had $1.0 million in trade receivables that were more than 30 days past due compared to $2.1 million as at December 31, 2016. At June 30, 2017 and at December 31, 2016, we did not have an allowance for doubtful accounts related to our trade receivables. We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue related to unexecuted change orders are recorded as unbilled revenue only to the extent of costs incurred. As at June 30, 2017, we had $7.1 million of unresolved claims and change orders recorded on our balance sheet ($8.3 million as at December 31, 2016). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

As at June 30, 2017, holdbacks totaled $nil, down from $0.5 million as at December 31, 2016. The current year decrease in holdbacks represented the collection of holdbacks related to construction services projects that wrapped up in the quarter.
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash, borrowings under our Previous Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We believe that we have the capital resources to fund our planned annual capital spending program and meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.s
Cash received from (used for) net capital expenditures (expenditures net of proceeds) for the three and six months ended June 30, 2017 was $(5.9) million and $(15.6) million, respectively ($3.2 million and $(0.4) million, respectively for the same periods in 2016). Included in the three and six months ended June 30, 2017 net capital expenditures was $0.2 million and $5.6 million, respectively, invested in growth capital expenditures with the balance invested in sustaining capital expenditures. In addition, the net capital expenditures for the three and six months ended June 30, 2017 included $nil and $9.1 million, respectively, in proceeds from a finance arrangement with one of our leasing facility providers using two large capacity excavator / shovels as security. We recorded an equivalent amount as a capital lease liability from this equipment financing transaction. The net capital expenditures for the three and six months ended June 30, 2016 were related to sustaining capital investments and included $4.7 million in proceeds from a financing arrangement involving four heavy haul trucks.
In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. Our sustaining capital additions financed through capital leases (excluding the aforementioned equipment financing transaction) during the three and six months ended June 30, 2017 was $6.9 million and $13.2 million, respectively (three and six months ended June 30, 2016 - $1.5 million and $5.0 million, respectively).
In addition to the aforementioned sustaining and growth capital investments, we invested $2.3 million of cash in our Dene North Site Services partnership, representing our 49% contribution to the partnership. Our partner invested $2.4 million of equipment (net of debt) and inventory, representing their 51% contribution. Under proportional consolidation, these investments are reported on our balance sheet at our 49% participation level, or $1.1 million and $1.2 million, respectively. For a more detailed discussion of our Dene North Site Services partnership see "Significant Business Events - Dene North Site Services Partnership Agreement", in this MD&A.
We anticipate our annual net sustaining capital expenditures for 2017 to be approximately $25.0 million to $35.0 million, driven by equipment replacement and capital maintenance requirements. We intend to continue leveraging our capital lease facilities to limit the amount of cash used for the equipment replacement requirements.s In addition, with our revenue growth expectations for 2017, we anticipate our current year growth capital expenditures to be approximately $10.0 million to $15.0 million which may be settled from the proceeds of our newly issued Convertible Debentures.s
For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2016.

NOA

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as at June 30, 2017.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2017	2018	2019	2020	2021 and after
Convertible Debentures(i)	$40,000	$—	$—	$—	$—	$40,000
Previous Credit Facility (ii)	22,468	2,142	20,326	—	—	—
Capital leases (including interest)	73,461	15,522	29,932	16,986	8,728	2,293
Equipment and building operating leases	16,234	1,460	2,599	2,690	2,799	6,686
Supplier contracts	2,565	2,565	—	—	—	—
Total contractual obligations	$154,728	$21,689	$52,857	$19,676	$11,527	$48,979
(i) The Convertible Debentures bear interest of 5.5% and mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017.
(ii) The Previous Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Previous Credit Facility), plus applicable margins payable monthly.
Our total contractual obligations of $154.7 million as at June 30, 2017, have increased from $130.0 million as at December 31, 2016, primarily as a result of the issuance of our Convertible Debentures and an increase in the amount of capital leases outstanding, offset by scheduled payments to our Previous Credit Facility and building operating leases. For a full discussion on the Previous Credit Facility Revolver see "Credit Facility", below, and for a discussion on Convertible Debentures see "Securities and Agreements" below.
We have no off-balance sheet arrangements, other than operating leases.
We pay regular quarterly dividends of $0.02 per share on common shares. On May 2, 2017, we declared a second quarter 2017 dividend of $0.02 per share totaling $0.5 million. At June 30, 2017, the dividend payable was included in accrued liabilities and was subsequently paid on July 7, 2017.
Cash used for the purchase of treasury shares through our trust agreement was $0.1 million and $3.6 million, respectively, for the three and six months ended June 30, 2017 ($1.3 million and $2.0 million for the three and six months ended June 30, 2016). Cash used for share purchase programs under normal course issuer bids was $7.5 million for both the three and six months ended June 30, 2017 ($2.9 million and $5.1 million for the three and six months ended June 30, 2016).
For a complete discussion of the trust share purchases and our share purchase program see "Securities and Agreements" in this MD&A. For a complete discussion on our NCIB see "Significant Business Events" in this MD&A.
Credit Facility
New Credit Facility
Subsequent to period end, on August 1, 2017, we entered into a new Credit Facility Agreement with a banking syndicate now being led by National Bank of Canada, replacing our current Third Amending Agreement to the Sixth Amended and Restated Credit Agreement. The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million.
Unlike our Previous Credit Facility, the Credit Facility is comprised solely of a Revolver feature and does not have a borrowing base limit to available borrowings.
Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than 3.0:1, except in the case of the following four quarters after an acquisition where the ratio will increase by 0.5:1, meanwhile the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

•	The Senior Leverage Ratio is re-defined as Senior Debt to our Adjusted EBITDA; and

•	The Fixed Charge Coverage Ratio is re-defined as Adjusted EBITDA less cash taxes to Fixed Charges.
Financial Covenants are to be tested quarterly on a trailing four quarter basis.

For a full discussion on our Credit Facility, including pricing and the definition of the new non-GAAP terms used in or defined by our Credit Facility, see "Significant Business Events - New Credit Facility" in this MD&A.
Previous Credit Facility
On February 6, 2017, we entered into the Previous Credit Facility. The Sixth Amended and Restated Credit agreement was dated July 8, 2015 and matures on September 30, 2018. The Previous Credit Facility allowed borrowing of up to $100.0 million, contingent upon the value of the borrowing base. The Previous Credit Facility was composed of a $70.0 million revolving loan (the " Previously Credit Facility Revolver”) and a $30.0 million term loan (the "Previous Credit Facility Term Loan"). The Previous Credit Facility provided a borrowing base, which was determined by the value of account receivables, inventory, unbilled revenue and plant and equipment.
As of June 30, 2017, the Previous Credit Facility Revolver had $0.8 million in issued letters of credit and an unpaid balance of $nil and the Previous Credit Facility Term Loan had an unpaid balance of $22.5 million. The June 30, 2017 borrowing base allowed for a maximum draw of $83.1 million. At June 30, 2017, our unused borrowing availability under the Previous Credit Facility Revolver was $59.8 million. As at June 30, 2017, we were in compliance with the covenants of the Previous Credit Facility.
The Previous Credit Facility bore interest at Canadian prime rate, US Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Previous Credit Facility), plus applicable margins. We were also subject to non-refundable standby fees of 0.40% to 1.0%, which were paid quarterly in arrears. In each case, the applicable pricing margin depended on our Previous Credit Facility Total Debt to trailing 12-month Consolidated EBITDA ratio as defined in the Previous Credit Facility. The Previous Credit Facility was secured by a first priority lien on all of our existing and after-acquired property.
For a complete discussion on our Previous Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable capital lease debt and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2016.
Securities and Agreements
Capital Structure
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at July 28, 2017, there were 29,465,392 voting common shares outstanding, which included 2,608,387 common shares held by the trust and classified as treasury shares on our consolidated balance sheet (29,551,292 common shares, including 2,695,626 common shares classified as treasury shares at June 30, 2017). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at June 30, 2017, there were an aggregate of 1,010,400 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,010,400 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our annual AIF for the year ended December 31, 2016.
Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after

NOA

March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of June 30, 2017 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three and six months ended June 30, 2017 that have materially affected, or are reasonably likely to affect, our ICFR.
Accounting Pronouncements
Accounting pronouncements recently adopted

•	Inventory

◦
In July 2015, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This standard was adopted January 1, 2017 and the adoption did not have a material effect on our consolidated financial statements.

•	Accounting Changes and Error Corrections

◦
In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323) to enhance disclosures of new accounting standards, including a comparison to current accounting policies, and the progress status of implementation. This ASU applies to ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU 2016-03, Financial Instruments - Credit Losses (Topic 326). This standard was effective upon issuance and the adoption did not have a material effect on our consolidated financial statements.

Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has modified the standards thereafter with the issuance of ASU 2016-08, 2016-10, 2016-12 and 2016-20. This ASU will be effective commencing January 1, 2018. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Financial Instruments - Overall

◦
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Statement of Cash Flows

◦
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Stock-Based Compensation

◦
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Interim Consolidated Financial Statements for the three and six months ended June 30, 2017 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2016.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•
Our belief that our partnership with Dene Sky will expand our services to both the oil sands mining and the in situ market, including providing us the ability to bid and perform certain earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services contracts that we may not otherwise have had the opportunity to bid and perform.

•	Our expectation that the Fording River award coal mine project will be completed in December of 2017.

•
Our belief that the Fording River award, coupled with our continued mine support activities at the Red Chris copper mine in northwest British Columbia, provides a strong foundation that can be leveraged in our continuing efforts towards achieving revenue diversity in our business.

NOA

•	Our belief that we may commence work on two other non-oil sand mines in Q3.

•
Our belief that our new Credit Facility provides us with the ability to expand our liquidity in line with our growth. Our belief that a re-balancing of oil supply and demand is underway and that oil prices may average around US$50 per barrel for 2017, may end the year at over US$55 per barrel and may extend gains into 2018.

•
Our expectation that no new mines will be announced until oil prices are much higher, but that the new Fort Hills mine is due on-stream late this year and that it, together with the drive for increased production on most existing mines, should lead to greater volumes of recurring mine services.

•	Our expectation that the Canadian dollar will not appreciate much more than recently in 2017 and that the same should translate into more work opportunities for us.

•	Our belief that recurring earthmoving volumes next winter should be similar to what we expected this winter.

•	Our belief that we will be able to achieve continued success with our revenue diversification efforts.

•
Our expectation that the workload from the Red Chris, Fording River and other non-oil mine projects will contribute positively to our financial results in the second half of FY2017 and will add to a mix of small construction jobs and recurring work that we expect to execute in the oil sands.

•	Our expectation that work secured outside of the oil sands market will counter the lack of robustness in the construction opportunities in oil sands in FY2017.

•	Our expectation that the Fargo-Moorhead flood mitigation project bid will be completed in Q1/2018 and will be awarded in Q3/2018.

•	Our belief that the project insight and knowledge gained by being a project partner increases our ability to accurately assess risk and price as a subcontractor.

•
Our belief that our debt restructuring initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure is providing a stable base to allow us to remain competitive in our pricing and affording us with the ability to take advantage of organic growth and acquisition opportunities.

•	Our belief that we can capitalize on our organic growth potential to grow both Consolidated EBITDA and free cash flow significantly over the next three years.

•	Our belief that we have the work in hand and further work opportunities to still meet our financial growth targets for 2017.

•	Our expectation that we will not experience a strike or lockout.

•
Our belief that we have the capital resources to fund our planned annual capital spending program and to meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

•
Our anticipation that our annual net sustaining capital expenditures for 2017 will be approximately $25.0 million to $35.0 million and that our current year growth capital expenditures will be approximately $10.0 million to $15.0 million.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that trading volumes and liquidity of our shares remain roughly at historic levels;

•	that our issued shares are not diluted other than through normal course exercises of options;

•	that we will be able to capitalize on the knowledge, experience and established relationships of Dene Sky in the course of our partnership with them;

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that oil prices remain stable and do not drop significantly in 2017;

•	that the Canadian dollar does not significantly appreciate further in 2017;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects such as other resource industries and in the infrastructure sector;

•
that our continuous efforts in the realms of safety management, service execution, equipment reliability and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in a timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•	our ability to successfully pursue heavy civil construction contracts in the oil sands, along with broader and more robust major resource projects and infrastructure projects;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2016 and in our most recently filed AIF.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other

NOA

factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2016 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent AIF.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At June 30, 2017, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to our Interim Consolidated Statements of Operations and Comprehensive (Loss) Income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At June 30, 2017, we had $22.5 million of outstanding debt pertaining to our Term Loan and Revolver under the Previous Credit Facility (December 31, 2016 – $28.6 million).
H. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.

Additional information relating to us, including our AIF dated December 31, 2016, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

NOA

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2017.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2017 and ended on June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 2, 2017

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Energy Partners Inc. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2017.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2017 and ended on June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 2, 2017

/s/ Rob Butler
Vice President, Finance